FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 6, 2005

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On June 6, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that it had reached an agreement with Thermage in which all lawsuits claiming Syneron infringement of Thermage non-invasive skin treatment and tightening patents and Thermage infringement of Syneron patent for controlled contraction of collagen using RF energy were resolved.

Terms of the settlement:

—	Thermage and Syneron have granted each other a non-exclusive paid up license under their patents in suit and related patents
—	Syneron paid Thermage a one time undisclosed sum
—	Thermage excluded from the license any rights to utilize mono-polar RF and capacitive electrical coupling
—	Syneron excluded from the license any patents related to its proprietary ELOS technology

Both Moshe Mizrahy, CEO of Syneron Medical Ltd., and Stephen J. Fanning, President and CEO of Thermage, expressed their satisfaction at the amicable resolution of the litigation which has left each side protected with regards to its proprietary technology (ELOS for Syneron and mono-polar capacitive technology for Thermage)

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated June 6, 2005, titled "Thermage and Syneron Resolve Patent Litigation"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: June 6, 2005